Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1055)

ANNOUNCEMENT

WAIVER FROM STRICT COMPLIANCE WITH RULE 14.66(10)

AND

APPENDIX 1B PARAGRAPH 43(2)(c) TO THE LISTING RULES

Reference is made to the circular (the “Circular”) of China Southern Airlines Company Limited (the “Company”) dated 25 August 2022 in relation to the major transaction in relation to purchase of aircraft by the Company (the “Transaction”). Unless otherwise defined, capitalized terms shall have the same meaning as those defined in the Circular.

As disclosed in the Circular, the Company has applied to the Stock Exchange for a waiver from strict compliance with Rule 14.66(10) and Appendix 1B paragraph 43(2)(c) to the Listing Rules (the “Waiver”), so that only the redacted version of the Agreement will be published on the websites of the Stock Exchange and the Company for a reasonable period of time (not less than 14 days). The Stock Exchange has recently granted the Waiver to the Company to allow the Company to redact certain confidential materials contained in the Agreement pursuant to a request for confidential treatment by Airbus S.A.S., including information relating to the actual consideration for the Purchase, specification of the aircraft purchased, delivery details, training services and maintenance support arrangement details, contact details of the parties to the Agreement and other confidential commercial arrangements (the “Redacted Information”). The Redacted Information is either of minor importance for the Transaction or commercial sensitive information strictly personal and exclusive to each party to the Agreement and generally recognized as customized and confidential information in the aviation industry, the disclosure of which will be competitively harmful to the Company. The material terms stipulated under the Agreement have been summarized and disclosed in the Circular, from which the Shareholders and the investing public will be able to have sufficient information about the Transaction and assess the impact of the Transaction so that the Shareholders and the investing public would make an informed voting decision on the Transaction. In addition, the Shareholders and the investing public are provided with sufficient information regarding the reasons for and benefits of the Transaction.

Therefore, the redacted version of the Agreement is not likely to mislead the Shareholders and the investing public with regard to the facts and circumstances, knowledge of which is essential for the informed assessment of the Transaction. Accordingly, only the redacted version of the Agreement will be available on the websites of the Stock Exchange and the Company as a document on display, which has been published by the Company on 9 September 2022 on display for a period of 14 days.

By order of the Board
China Southern Airlines Company Limited
Xie Bing
Company Secretary

Guangzhou, the People’s Republic of China

9 September 2022

As at the date of this announcement, the Directors include Ma Xu Lun and Han Wen Sheng as executive Directors; and Liu Chang Le, Gu Hui Zhong, Guo Wei and Yan Andrew Y as independent non-executive Directors.

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